TECHNICAL REPORT
ON THE

PINE GROVE PROJECT

LYON COUNTY
NEVADA

Latitude 38º 41' N
Longitude 119º 07' W

Qualified Person
David M.R. Stone, P.Eng.

September 30, 2008

Prepared For:
Lincoln Gold Corporation
LPT Capital Ltd.

Prepared By:

MINEFILL SERVICES, INC.
P.O. Box 725, Bothell, WA USA 98041
T: (425) 486-0992 F: (425) 486-0882

TABLE OF CONTENTS

APPENDICES

APPENDIX 1 – BLOCK MODEL SECTIONS

LIST of TABLES

LIST of FIGURES

NOMENCLATURE AND ABBREVIATIONS

Abbreviation	Unit or Description
Au	gold
c	centi or one hundredth
Cu	copper
g	gram
g/t	gram per ton
IRR	internal rate of return
k	kilo or thousand
l	litre
M	mega or million
m	metre
NPV	net present value
opt	ounces per ton
oz	troy ounce
ppm	parts per million
RC	reverse circulation
S	second
sg	specific gravity
t	short ton (2000 lbs)
tpa	tons per annum
USD, US$	United States Dollars
$	United States Dollar, unless otherwise stated

METRIC CONVERSIONS

METRIC	IMPERIAL
1 tonne	1.10231 tons
1 gram	0.03215 (troy) ounces
1 gram per tonne	0.02917 ounces per ton
1 hectare	2.47105 acres
1 kilometre	0.621371 miles
1 metre	3.28084 feet

3   EXECUTIVE SUMMARY

Lincoln Gold Corp. (Lincoln) is an OTC Bulletin Board listed junior explorer headquartered in Carson City, NV. Lincoln's main emphasis is gold projects in Nevada and Mexico, and in this area the company has a portfolio of projects.

LPT Capital Ltd. (LPT) is a capital pool company listed on the TSX Venture Exchange headquartered in Vancouver, BC. This technical report has been prepared for Lincoln and LPT in connection with a proposed transaction involving a business combination of the two companies.

One of the recent acquisitions by Lincoln was the Pine Grove Project located in Lyon County, NV, some 20 miles south of Yerington. Pine Grove consists of two former producing mines: the Wilson Mine and the Wheeler Mine, along with numerous other un-named adits and shafts along a mineralized trend.

This document has been prepared in compliance with Part 4.1 of Canadian National Instrument 43-101 for the reporting of mineral projects. This document provides an overview of the Pine Grove Project, and provides an estimate of the insitu mineral resource in compliance with CIM (2005).

3.1   Project Overview

The Pine Grove Project consists of 192 unpatented lode claims owned by Lincoln Gold Corp. and two patented claims under lease to Lincoln Gold. The claims collectively cover approximately six (6) square miles. The property is located on the eastern flank of the Pine Grove Hills, in Sec 36, T10N, R25E, and Sections 31 and 32, T10N, R26E, Sections 5 and 6, T9N, R25E, Mount Diablo Base and Meridian, Toiyabe National Forest, Lyon County, Nevada.

The property is located 20 miles due south of Yerington, NV via State Highway 208 (paved) to the East Walker Road (gravel) to the Pine Grove Canyon drainage.   Lyon County is one of the leading agricultural counties in Nevada, producing 23% of Nevada's agricultural products. At 4,380 feet above sea level the area is typical of basin and range topography — lush farmland surrounded by high desert terrain.

The Pine Grove District is a former gold producing district that hosted several underground mines. Gold was first discovered at Pine Grove in 1866, and within a year or so the town had grown to over 300 people. By the late 1880's the district hosted three mills producing $10,000 in gold bullion each week. The nearby town of Pine Grove grew to over 1,000 people.

The 1880's mining boom at Pine Grove produced roughly 250,000 ounces in gold. Some 150,000 ounces was produced from the Wilson mine, whereas the remaining 100,000 ounces was produced by the Wheeler mine on the other side of the canyon. Grades reportedly averaged 1.40 ounces per ton (opt) at Wilson, and 1.30 opt at Wheeler. During this period some 10,000 feet of underground workings were developed, along with a number of winzes, shafts and adits.

3.2   Historical Resource Estimate

In 1992, Teck Resources calculated a polygonal resource estimate for gold mineralization at the Wilson and Wheeler mine areas. This estimate was based on an assay top cut of 0.496 opt Au, and a cut-off grade of 0.015 opt Au. No estimate was made of the copper resources.

Teck calculated an undiluted insitu resource of 2.4 million tons grading 0.061 opt Au for a contained resource of 144,000 ounces of gold.

The 1992 Teck resources pre-date the implementation of National Instrument 43-101 and are not compliant. The published resources were not classified into Measured, Indicated and Inferred.

NOTE: The writer has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves, and Lincoln Gold is not treating the historical estimate as current mineral resources or mineral reserves as defined in Section 1.2 and 1.3 of NI43-101, hence the historical estimate should not be relied on.

3.3   Project Geology

The region is dominated by Basin and Range-style, north trending, extensional fault-block mountain ranges separated by alluvium-filled valleys. The ranges have cores of Mesozoic volcanic, sedimentary and intrusive rocks that are in turn overlain by Tertiary sedimentary and volcanic rocks. The Pine Grove Hills occupy a west-dipping structural block that is bounded on the east side by a series of faults, some of which transect the Pine grove District.

The oldest rocks in the region are a series of middle Triassic to middle Jurassic metavolcanic and metasedimentary rocks and coeval intrusions that are part of a west facing continental are that extended along the western margin of North America in the middle Mesozoic. The sequence has been divided into four packages by Schweickert and others (1991), consisting of a middle to upper Triassic package sub aerial volcanic rocks, an upper Triassic platform carbonate sequence, an upper Triassic to lower Jurassic basinal sedimentary rock package and a middle calc-alkaline volcanic suite.

North to northwest striking, steeply-dipping faults were active during emplacement of the Mesozoic intrusions. The faults down-drop a large cast-west-trending structural block that includes the Yerington Batholith. Faults within the block often contain dikes of granite porphyry and served as loci for hydrothermal fluids.

The most significant geologic feature in the district is a northwest-striking, northeast-dipping normal fault that juxtaposes Mesozoic intrusive rocks in the footwall against intrusive capped by Tertiary sedimentary rocks in the hanging wall. This structure herein termed the "Pine Grove fault" is a diffuse, 200 m-wide extensional shear zone that forms part of the eastern boundary of the Pine Grove Hills structural block. The fault originally had a steep dip but has been rotated to nearly flat by regional extension. Numerous parallel dikes occur within the fault and the structure served as the locus for mineralization in the district.

3.3.1   Wheeler Deposit Geology

The deposit at Wheeler comprises a elliptical shaped tabular zone measuring some 400 m by 200 m in plan, by about 90 m in thickness. It lies parallel the Pine Grove fault and its attendant dikes, dipping at about 30 degrees to the northeast. The deposit consists of one to three sub-parallel, irregular zone of anomalous gold mineralization from 3 m to over 15 m thick that anastomose and coalesce.

Two quartz veins were emplaced early in a transitional chlorite-actinolite alteration event. These were followed by sulphide veinlets, fracture coatings and thin quartz veins occupying brittle faults. The first set does not contain appreciable gold mineralization, however, the second does.

3.3.2 Wilson Deposit Geology

Mineralization at Wilson is confined to discrete tabular zones in the granodiorite that dip between 0 and 10 degrees north. Two or three, and in places up to six, separate, stacked mineralized zones from 3 to 20 m thick are separated by thicker, un-mineralized ryholite porphyry and dacite dikes. The deposit is traceable for 150 m down-dip, and the mineralized zones extend virtually flat for at least another 350 m down-dip to the north where gold bearing veins have been encountered in drill holes. The mineralization at Wilson is much less disrupted than at Wheeler due to a lack of significant shearing events. Alteration at Wilson is similar to that found at Wheeler, although the intensity is much weaker.

3.4 Metallurgical Investigations

Teck Resources undertook a program of bottle roll tests on ten samples of ¼-inch minus rotary drill cuttings. The samples were taken from different portions of the deposit, from various depths, and various grades in order to get a representative composite sample. The recoveries for these ten samples ranged from 57 to 84 percent with an average of 73 percent.

In February 2008, Lincoln Gold drilled four core holes to acquire mineralized samples for additional metallurgical testing. The samples are presently locked in a metal storage unit in Yerington, Nevada. Metallurgical testing will be conducted by McClelland Laboratories in Reno, Nevada.

3.5 MineFill Resource Estimate

A National Instrument 43-101 compliant resource estimate was developed by MineFill based on the historical data since no new data was available at the time of writing this report. The mineral resources were estimated in accordance with the definitions in the *Canadian Institute of Mining and Metallurgy and Petroleum* "Standards on Mineral Resources and Mineral Reserves" adopted by the CIM Council on December 11, 2005, and the CIM "Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves" dated November 23, 2003.

The resources are summarized on Tables 3.1 and 3.2 for Wilson and Wheeler respectively. The resources have been classified as Inferred, according to CIM (2005) resource classification standards.

Table 3.1
Undiluted Inferred Mineral Resources by Cutoff Grade – Wilson
(assays capped at 0.5 opt)

Cutoff (opt)	Tons	Au (opt)	Cu (%)	Au (oz)	Cu (lbs)
0.005	4,647,000	0.018	0.0210	83,531	1,953,000
0.010	2,738,000	0.025	0.0234	69,744	1,284,000
0.015	1,602,000	0.035	0.0252	56,056	807,000

Table 3.2
Undiluted Inferred Mineral Resources by Cutoff Grade – Wheeler
(assays capped at 0.5 opt)

Cutoff (opt)	Tons	Au (opt)	Cu (%)	Au (oz)	Cu (lbs)
0.005	4,367,000	0.059	0.0432	257,839	3,774,000
0.010	3,321,000	0.075	0.0465	250,236	3,087,000
0.015	2,647,000	0.091	0.0476	241,981	2,520,000

3.6   Conclusions and Recommendations

The Pine Grove district hosts several gold bearing quartz-vein stockwork style deposits emplaced in Mesozoic granitic host rocks.

There appears to be sufficient mineral resources to justify further exploration at Pine Grove, and recommendations are provided herein. The Wheeler deposit shows the best immediate potential since it contains the bulk of the resources, and hosts a higher grade. A ground reconnaissance of the area surrounding the Wheeler and Wilson mines also suggests there may be additional resources that could be added with additional exploration.

A two-phase program is recommended herein. The first phase will be aimed at confirming the grade and tenor of mineralization at Pine Grove with additional drilling. The second phase will be to metallurgical testing on existing core obtained in 2008.

4   INTRODUCTION

Lincoln Gold Corp. (Lincoln) is an OTC Bulletin Board listed junior explorer headquartered in Carson City, NV. Lincoln's main emphasis is gold projects in Nevada and Mexico, and in this area the company has a portfolio of projects.

LPT Capital Ltd. (LPT) is a capital pool company listed on the TSX Venture Exchange headquartered in Vancouver, BC. This technical report has been prepared for Lincoln and LPT in connection with a proposed transaction involving a business combination of the two companies.

One of the recent acquisitions by Lincoln was the Pine Grove Project located in Lyon County, NV, some 20 miles south of Yerington. Pine Grove consists of two former producing mines: the Wilson Mine and the Wheeler Mine, along with numerous other un-named adits and shafts along a mineralized trend.

This document has been prepared in accordance with Part 4.1 of Canadian National Instrument 43-101 for the reporting of mineral projects material to the issuer. This document provides an overview of the Pine Grove Project, and provides an estimate of the insitu mineral resource in compliance with CIM (2005).

This document is based on information provided by Lincoln, and other public sources. The key documents referenced herein include:

- Archival documents provided by the registered owners of the property, which includes reports and documents prepared by past explorers such as Teck Resources.

- Historical information from public sources such as the Internet, SEDAR filings, company news releases, and published literature.

The Qualified Person for this report is:

- Dr. David Stone, P.Eng. of MineFill Services, Inc., Bothell, Washington. Dr. Stone is responsible for the updated resource estimate and preparation of the report. Dr. Stone visited the property in mid-July 2007, during which he performed a ground inspection of the mineralized areas, the site access and existing infrastructure, and reviewed the proposed development plan with senior Lincoln Gold staff.

5   RELIANCE ON OTHER EXPERTS

5.1   Disclaimer

MineFill Services Inc. ("MineFill") has relied almost entirely on data and information provided by Lincoln Gold. Although MineFill has reviewed most of the available data and has made a site visit, these tasks only validate a portion of the entire data set. MineFill therefore has made judgments about the general reliability of the underlying data. Underlying this assessment on data quality is a high level of confidence instilled in the project data and work completed, because of the methodology and standards used by previous operators.

Much of the background information on the property, such as the history, past exploration, drilling, sampling and assaying has been reported by others.   This past information has been updated only when it was relevant to do so or when it is clear that additional information was required.

MineFill has made no attempt to verify the legal ownership or title to the property and the authors are not qualified to assess the validity of Lincoln's claims in Nevada.   The authors are not qualified to assess environmental issues. MineFill can report on observations made at the site visit only, as well as issues made aware to MineFill by Lincoln Gold, but this should not be considered a comprehensive overview of the environmental issues.

The sections on geology (Section 9), drilling (Section 10), sampling (Sections 14 and 15), and data verification (Section 16) were provided by Mr. Phil Jackson, P. Geo., the former senior geologist from Teck Resources who was responsible for all of the exploration work undertaken by Teck in the late 1980's and early 1990's.

6 PROPERTY DESCRIPTION AND LOCATION

6.1 Property Location

The Pine Grove property is located on the eastern flank of the Pine Grove Hills, in Sec 36, T10N, R25E, and Sections 31 and 32, T10N, R26E, Sections 5 and 6, T9N, R25E, Mount Diablo Base and Meridian, Toiyabe National Forest, Lyon County, Nevada.


OREGON
IDAHO
CALIFORNIA
UTAH
HUMBOLDT
ELKO
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
WASHOE
LYON
DOUGLAS
MINERAL
NYE
ESMERALDA
CARSON CITY
Dayton
Fort Churchill State Historic Park
Lahontan State Recreation Area
Mound House
Stewart
Wabuska
Mason Valley WMA
Genoa
Minden
Gardnerville
Weed Heights
Yerington
Mason
Artesia Lake
Mt Siegel
Smith
Wellington
Holbrook Jct
Woodfords
Markleeville
HUMBOLDT-
PINE GROVE PROJECT

Figure 6.1 – General Location Map

6.2 The Lincoln Gold Transactions

Lincoln Gold commenced a consolidation of the claims at Pine Grove in June of 2007. The first action was the staking of 90 lode claims over much of the project area. In April of 2008, an additional 99 lode claims were staked for a total of 189 lode claims totalling 3,905 acres. This staking intentionally over-staked some patented claims and 10 claims controlled by others. Lincoln recognizes that the pre-existing claims take precedence over their staking.

In July of 2007, Lincoln signed a mining lease option agreement with the Wheeler Mining Company, the legal owner of the so-called Pope Claims comprising the Wheeler patent claim (73.705 ac) and the Wheeler Millsite patent claim (4.989 ac). The terms of this agreement include advance royalty payments of US$10,000 in the first year, and US$30,000 per year in subsequent years, along with a sliding scale net smelter return (NSR) royalty ranging from 3% at a gold price of US$450 to 7% at a gold price of US$701. Under the terms of this agreement, Lincoln is obligated to deliver a feasibility study within 24 months.

In August of 2007, Lincoln signed a mining lease option agreement with Lyon Grove, LLC, the legal owner of the so-called Bond Claims comprising the Wilson patent claim (33.781 ac). The terms of this agreement include advance royalty payments of US$10,000 in the first year, and US$25,000 per year in subsequent years, along with a sliding scale net smelter return (NSR) royalty ranging from 3% at a gold price of US$450 to 7% at a gold price of US$701. Under the terms of this agreement, Lincoln is obligated to deliver a feasibility study within 24 months. This agreement includes a 6 square mile area of interest that includes a 5% NSR payment on any new claims put into production.

In July of 2007, Lincoln signed a purchase agreement with Harold Votipka, the legal owner of the so-called Harvest Claims comprising the Harvest lode claim (20.66 ac), the Winter Harvest lode claim (20.66 ac), and the Harvest fraction lode claim (20.66). The purchase price was US$12,000 and includes a 5% NSR royalty on production.

6.3 Mineral Rights

The Pine Grove Project consists of 192 unpatented contiguous lode claims (189 LG claims + 3 Harvest claims) owned by Lincoln Gold covering 4,351 acres and leases on two patented claims covering 112 acres. A list of the claims follows in Table 6.1. A map of the claims is presented in Figure 6.2. The LG claims were surveyed by a professional surveyor using a differential GPS to an accuracy of less than 1m. The other claims have not been surveyed by Lincoln Gold.

Table 6.1
List of Mineral Claims

Claim Name	BLM Serial #	Type	Expiry	Area - acres
LG1 to LG90 (90 claims)	NMC0960776 - NMC0960865	Unpatented	Sept 1, 2009	1859.504
LG91 to LG189 (99 claims)	NMC099009-NMC0990107	Unpatented	Sept 1, 2009	2,045.454
Wheeler Patent		Patented	n/a	73.705
Wheeler Millsite		Patented	n/a	4.989
Wilson Patent		Patented	n/a	33.781
Harvest Lode	NMC793071	Unpatented	Sept 1, 2009	20.66
Winter Harvest	NMC800355	Unpatented	Sept 1, 2009	20.66
Harvest Fraction	NMC800356	Unpatented	Sept 1, 2009	20.66



Figure 6.2 – Claim map. The LG claims are Federal lode claims staked by Lincoln Gold.

6.4   Surface Rights

Surface rights for unpatented claims vest with the Federal Government. A claim holder can file to have the claims patented, in which case title to the minerals is conveyed to the claim holder. It is possible mine and remove minerals from a mining claim without a mineral patent, however, a mineral patent grants exclusive title to the locatable minerals, and in most cases, also grants title to the surface rights.

It should be noted that, since October 1, 1994, the U.S. Forest Service and Bureau of Land Management have been prohibited by Acts of Congress from accepting any new mineral patent applications. The moratorium has been renewed annually through the various Interior Appropriations Acts.

Surface rights on the Wilson and Wheeler patents are deemed private property and belong to the respective owners of the patented claims.

6.5   Applicable Minerals Law

The following information was adapted from documents available on the BLM website and is also applicable to Federal lands controlled by the US Forest Service.

The General Mining Law of 1872, as amended, opened the public lands of the United States to mineral acquisition by the location and maintenance of mining claims. Mineral deposits subject to acquisition in this manner are generally referred to as "locatable minerals." Locatable minerals include both metallic minerals (gold, silver, lead, copper, zinc, nickel, etc.) and nonmetallic minerals (fluorspar, mica, certain limestones and gypsum, tantalum, heavy minerals in placer form, and gemstones). It is very difficult to prepare a complete list of locatable minerals because the history of the law has resulted in a definition of minerals that includes economics.

Starting in 1873, the United States Department of the Interior (DOI) began defining locatable minerals as those minerals that are recognized as a mineral by the standard experts, are not subject to disposal under some other law, and make the land more valuable for mining purposes than for agriculture. Minerals normally locatable on lands acquired (purchased or received) under the Acquired Lands Act of 1947 by the United States or found on American Indian reservations are subject to lease only (43 CFR Group 3500). Therefore, it is easier for BLM to list the minerals that are not locatable because of the complexities listed previously. Since July 23, 1955, common varieties of sand, gravel, stone, pumice, pumicite, and cinders were removed from the General Mining Law and placed under the Materials Act of 1947, as amended. Use of salable minerals requires either a sales contract or a free-use permit. Disposals of salable minerals from BLM administered lands are regulated by 43 CFR Part 3600.

Uncommon varieties of salable-type minerals may be locatable if the deposits meet certain tests created by various judicial and administrative decisions. Since 1920, the Federal Government has leased fuels and certain other minerals (43 CFR Parts 3000-3590). Today, minerals that are subject to lease include oil and gas, oil shale, geothermal resources, potash, sodium, native asphalt, solid and semisolid bitumen, bituminous rock, phosphate, and coal. In Louisiana and New Mexico, sulphur is also subject to lease. The "*Discovery of a Valuable Mineral Deposit*" Federal statute does not describe what constitutes a valuable mineral deposit, therefore the government has adopted the "prudent man rule." This rule determines value based on whether or not a person will consider investing time and money to develop a potentially viable mineral deposit. This rule was first stated by the DOI in 1894, in the adjudication of Castle v.Womble, 19 L.D. 455 (1894), the holding of which states: "…where minerals have been found and the evidence is of such a character that a person of ordinary prudence would be justified in the further expenditure of his labor and means, with a reasonable prospect of success in developing a valuable mine, the requirements of the statute have been met."

6.6   Taxes and Royalties

While Nevada has no corporate taxes per se, there are a number of state-wide business taxes related to mining:

- Payroll tax

- Property tax

- Sales tax

Operating mines also pay a Net Proceeds of Minerals Tax (NPOMT) based on the value of the minerals produced. Certain allowable deductions, such as the cost of extracting, processing, transporting and marketing the minerals are subtracted from the sales value. The result of that calculation (the net) is multiplied by up to 5 percent. All gold mines are taxed at the 5 percent rate. Some mines, for example, barite or gypsum mines, may be taxed at a lower rate, but never less than the county property tax rate.

Because of the way the taxes paid by mining are allocated to the various governments, local and state, according to state law, the majority of taxes paid by mining remain with the local governments in the area where the minerals are mined. An estimated two-thirds of mining taxes stay with the counties and cities nearest the mines. This pays for schools, roads, water systems and other infrastructure. The remaining estimated one-third of mining taxes goes to the state general fund.

The marginal tax rate for Federal taxes in the US varies from 34% to 39% for taxable incomes up to $18 million, above which a flat tax rate of 35% applies.

A sliding royalty is payable under the terms of various option agreements between Lincoln Gold and the underlying claim holders. The royalty obligations of Lincoln are outlined in Table 6.2. below.

Table 6.2
Lincoln Gold Royalty Obligations

Claim	Owner	Royalty
Wheeler Patent	Guy B. Pope	$450/oz Au or less = 3% NSR $451-$550/oz Au = 5% NSR $551-$700/oz Au = 6% NSR $701/oz Au or greater = 7% NSR
Wilson Patent	Harold Bond	$450/oz Au or less = 3% NSR $451-$550/oz Au = 5% NSR $551-$700/oz Au = 6% NSR $701/oz Au or greater = 7% NSR
Harvest Claim	Harold Votipka	5% NSR
Bond Area of Interest	Harold Bond	5% NSR

6.7 Permitting

No permits have been obtained by Lincoln Gold as of the time of writing this Technical Report, however the following information on the permitting of projects on Federal Lands was adapted from documents available on the BLM website.

Unpatented lode claims on Pine Grove property are under the jurisdiction of the U.S. Forest Service and patented mining claims are under the jurisdiction of the State of Nevada. Lincoln Gold has contracted with JBR Environmental Consulting, Inc. in Reno, Nevada to assist with all property permitting. The only permit held at the time of writing this Technical Report is a Special Use Permit from the US Forest Service for the use of commercial vehicles (e.g. drill rigs, water trucks, etc.) on existing Forest Service dirt roads. The access permit is renewable on an annual basis and requires that Lincoln Gold maintain the dirt roads in a serviceable condition. JBR is developing a schedule for acquiring exploration drilling permits on the private patented claims and on adjacent Federal lands. JBR is also developing a plan for obtaining development and production permits.

Locatable mineral operations on National Forest System (NFS) lands have been regulated under Federal Rules found in *36 CFR part 228, subpart A* since 1974. Under these rules, the Forest Service requires operators proposing to conduct such operations to file with the agency a notice of intent, or a plan of operation, or to amend a plan of operation, as appropriate, whenever the proposed mineral operations might or would likely cause significant disturbance of surface resources.

6.8   Environmental Liabilities

The property is a past producer, and hosts a number of historical and archeological artifacts related to mining history that goes back almost 120 years. Some of the most visible evidence of the past production includes old tailings dams, waste rock dumps, open and collapsed adit portals, open and collapsed production shafts and ventilation shafts, and old building foundations and machinery foundations. The environmental impact of these old workings has not been assessed as part of this study.

7   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1   Access

The property is located 20 miles due south of Yerington, NV via State Highway 208 (paved) to the East Walker Road (gravel) to the Pine Grove Canyon drainage.

7.2   Topography, Vegetation and Elevation

Lyon County is one of the leading agricultural counties in Nevada, producing 23% of Nevada's agricultural products. At 4,380 feet above sea level the area is typical of basin and range topography — lush farmland surrounded by high desert terrain. Main crops are alfalfa, onion, garlic, grains and potatoes. Livestock production includes beef, sheep, dairy operations, and llama breeding.

Temperatures are moderate and the county averages more than 300 days of sunshine each year. Average annual precipitation is 5.52". Temperature averages in January are 46 degrees with July averages at 92 degrees. The annual snowfall is 10" or less and humidity is low at 20%.


YERINGTON
824
339
208
2C
823
825
TO CARSON CITY
COUNTY ROAD
MINE ACCESS ROAD
WILSON MINE
3C
WHEELER MINE
PINE GROVE PROJECT
338
Google

Figure 7.1 - Pine Grove regional map showing property access via the East Walker Road (labeled county road on map) off State Route 208.

7.3 Local Resources and Infrastructure

The project area appears to offer adequate available land for project development, including several large flat sites for heap leach pads or tailings ponds, as needed, and for a millsite.

The Pine Grove valley hosts a small stream that could be utilized for process water. The writers have not verified the availability of water rights from groundwater or surface water.

The region is also supported by grid power and other infrastructure.

Lyon County population is about 35,000. The incorporated city of Yerington has been the county seat since 1911. Skilled mining personnel are expected to be available in the town of Yerington, and from nearby communities such as Reno and Carson City.

The county is host to one Interstate highway (I-80), and two railway lines (the Central Pacific and Union Pacific Railway). The Amtrack train runs from San Francisco to Chicago via Salt Lake City also runs through Lyon County.



Figure 7.2 - Pine Grove locality map showing the mine access, and the locations of the key work areas.

8   HISTORY

8.1   Production History

The Pine Grove District is a former gold producing district that hosted several underground mines. Gold was first discovered at Pine Grove in 1866, and within a year or so the town had grown to over 300 people. By the late 1880's the district hosted three mills producing $10,000 in gold bullion each week. The nearby town of Pine Grove grew to over 1,000 people.

The 1880's mining boom at Pine Grove produced roughly 250,000 ounces in gold. Some 150,000 ounces was produced from the Wilson mine, whereas the remaining 100,000 ounces was produced by the Wheeler mine on the other side of the canyon. Grades reportedly averaged 1.40 ounces per ton (opt) at Wilson, and 1.30 opt at Wheeler. During this period some 10,000 feet of underground workings were developed, along with a number of winzes, shafts and adits. The Wilson deposit was mined to a depth of 140 feet, whereas Wheeler was mined to a depth of 120 feet. The historic cutoff grade, estimated from the remaining pillars, appears to be in the order of 0.35 to 0.50 opt. (source: Jackson (1996)).



Figure 8.1 – Partially restored miners cabin in the ghost town of Pine Grove



Figure 8.2 – Remains of one of the three stamp mills that operated in the 1880's.

The boom ended in 1887, however sporadic mining continued until 1915 and the town of Pine Grove was eventually abandoned in 1930 to become a ghost town. The legacy of these former operations is clearly visible today in the form of mine dumps, stockpiles, tailings and some remnant structures. The majority of the buildings have long disappeared but some old foundations and walls are still visible.

The underground workings are no longer accessible, and very few maps exist showing the locations of the workings. The extent of the workings can only be estimated on the basis of the volume of waste at the portals.

Subsequent work at Pine Grove consisted of re-processing of the old mine dumps and tailings piles. This work has continued sporadically until modern times.

8.2   Subsequent Exploration

In 1969, Quintana Minerals of Houston, TX reportedly was interested in the copper potential of the property and undertook a program of surface mapping and completed one drill hole. The results of that program are not known, and the log/assays from the one drill hole were not available at the time of writing this report.

In 1981, Lacana Mining Corporation of Toronto, ON explored the property for gold. This work consisted primarily of surface mapping. No further details on Lacana's work program or results are available.

In 1988 the property was optioned to Teck Resources of Reno, NV, a wholly owned U.S. subsidiary of Teck Corporation of Vancouver, B.C.. Teck undertook the most extensive exploration program to date, drilling 160 holes for a total of 53,000 feet, and expenditures of US$2.2 million. Teck dropped their option 1992.

8.3   Recent Work by Lincoln Gold

Lincoln Gold Corp. began consolidating a land position in the Pine Grove district in 2007 and doubled its land position to approximately 6 square miles in early 2008. During February of 2008, Lincoln drilled four (4) large-diameter core holes to acquire metallurgical samples. The core is presently locked in a metal building in Yerington, Nevada and will be tested by McClelland Laboratories in Reno, Nevada. Also in 2008, Lincoln Gold contracted JBR Environmental Consultants in Reno, Nevada to assist in property permitting.



Figure 8.3 – Drill cuttings visible at the Wheeler deposit from the Teck 1992 drilling

Silver Standard briefly explored the property in 1994 but they too subsequently dropped their option.

8.4   Historical Resource Estimates

In 1992, Teck Resources calculated a polygonal resource estimate for gold mineralization at the Wilson and Wheeler mine areas. This estimate was based on an assay top cut of 0.496 opt Au, and a cut-off grade of 0.015 opt Au. No estimate was made of the copper resources.

The 1992 Teck resources pre-date the implementation of National Instrument 43-101 and are not compliant. The published resources were not classified into Measured, Indicated and Inferred. The Teck estimate is shown in Table 8.1.

NOTE: The writer has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves, and Lincoln Gold is not treating the historical estimate as current mineral resources or mineral reserves as defined in Section 1.2 and 1.3 of NI43-101, hence the historical estimate should not be relied on.

Table 8.1

Teck Resource Estimate (not compliant under NI43-101)

(0.015 opt Au cutoff, assay top cut of 0.496 opt Au)

	Short Tons	Grade (opt)	Contained Ounces
Wilson	912,250	0.055	50,174
Wheeler	1,435,250	0.065	93,290
Total	**2,347,500**	**0.061**	**143,464**

The property hosts a number of mine dumps that were considered un-economic during underground mining in the 1880's. These dumps are thought to contain recoverable gold that may be economic at today's metal prices. A 2006 estimate of the mineral potential of the mine dumps is shown in Table 8.2 (non NI43-101 compliant).

Table 8.2

Estimated Material in Mine Dumps and Tailings (not compliant under NI43-101)**

	Short Tons	Grade (opt)	Contained Ounces
Wilson	80,00	0.06	4,800
Wheeler	20,000	0.06	1,200
Total	**100,000**	**0.06**	**6,000**

** NOTE: The writer has not done sufficient work to classify the above estimate as current mineral resources or mineral reserves, and Lincoln Gold is not treating the above estimate as current mineral resources or mineral reserves as defined in Section 1.2 and 1.3 of NI43-101, hence the estimate should not be relied on.



Figure 8.4 – Overview of the Wheeler mine area looking south from the Wilson deposit. The main mine dumps are visible near the center of the photo, and tailings can be seen in lower left corner.



Figure 8.5 – One of the main portals at the Wilson mine near the mill site and main dumps.

9   GEOLOGICAL SETTING

9.1   Regional Geology

The Pine Grove Project is situated in the Pine Grove Hills, a Basin and Range-style, north trending, extensional fault-block mountain range comprised of a core of Mesozoic volcanic, sedimentary, and intrusive rocks that are in turn overlain by Tertiary sedimentary and volcanic rocks.

9.1.1   Regional Lithology

The oldest rocks in the region are a series of early-mid Mesozoic metavolcanic and metasedimentary rocks and coeval intrusions that are part of a west-facing continental arc that extended along the western margin of North America. Several plutons are associated with the magmatism, including the 232.7 Ma Wassuk Metadiorite, the 186.5 Ma Granodiorite of Lobdell Summit that hosts the Pine Grove mineralization, the169 Ma Yerington Batholith that hosts at least three porphyry copper deposits and a number of skarn bodies in the Yerington area to the north, and the165.8 Ma Shamrock Batholith. Cretaceous granitic rocks also occur in the region.

The Tertiary section in the Pine Grove Hills consists of Oligocene ash-flow tuffs followed by Miocene sediments of the Wassuk Group. The Wassuk Group is comprised of the Alrich Station formation, the Coal Valley formation, and the Morgan Ranch formation that consists primarily of coarse conglomerate and sedimentary breccia.

Following initiation of Basin and Range faulting in the middle Miocene, andesite and basalt flows were laid down, followed by rhyolitic intrusions. The youngest volcanic unit in the area is the Bald Mountain Complex, made up of andesite and basalt flows, and volcaniclastic rocks.

9.1.2   Regional Structure

North- to northwest-striking, steeply dipping Mesozoic faults down-drop a large east-west-trending structural block that includes the Yerington Batholith. Faults within the block often contain dikes of granite porphyry and served as loci for hydrothermal fluids. Some of the bounding structures for the graben found in the northern Wassuk Range show right lateral oblique displacements of 2 km or more. These structures are similar in orientation, age, and displacement to the mineralizing structure at Pine Grove.

Northwest- to northeast-striking, east dipping, Basin and Range normal faults have produced at least 100 percent extension in the Yerington area during the Miocene. Repeated listric faulting and tilting of the down-thrown blocks resulted in rotation of the Mesozoic faults to essentially horizontal. The youngest Basin and Range faults that account for the present day topography strike north-south and dip steeply to the east.

9.1.3   Mesozoic Deformation Event

A Mesozoic deformation event occurred concurrent with the 169 Ma emplacement of the Yerington Batholith. The event altered the arc rocks, including the Granodiorite of Lobdell

Summit, where replacement of mafic minerals by secondary biotite forms a weak foliation over the entire exposed intrusive body.

9.2 Local Geology

The most significant geologic feature in the Pine Grove Project area is a northwest-striking, northeast-dipping normal fault that juxtaposes Mesozoic intrusive rocks in the footwall against intrusive capped by Tertiary sedimentary rocks in the hangingwall. This structure, termed the Pine Grove fault is a diffuse, 200 m-wide extensional shear zone that forms part of the eastern boundary of the Pine Grove Hills structural block. The fault originally had a steep dip but has been rotated to nearly flat by regional extension.

Numerous parallel dikes occur within the fault and the structure served as the locus for mineralization in the area.


Mount Etna
Scotts
Pine
Grove
Pine Grove Spring
Sugarloaf
Wilson Mines
Pine Grove
Wheeler Mine
Prospects
Canyon
T 10 N
T O I Y
N A T I O N A L
TECK RESOURCES INC.
PINE GROVE DISTRICT
GENERALIZED GEOLOGY
Feet
EXPLANATION
Qal Quaternary Alluvium
Tr Tertiary Rhyolite
Tcg Tertiary Conglomerate (Tls = Limestone)
Ts Tertiary Sediments
rp Rhyolite Porphyry Dikes
kp Granite Porphyry Dikes
Dа Dacite Porphyry Dikes
An Andesite Dikes
mg "Microgranite"
gr Granite
Fgd Fine-grained Granodiorite
gd Granodiorite
Mv Mesozoic Metavolcanics

Figure 9.1 – Pine Grove local geology map (prepared by Teck Resources).

9.2.1   Local Lithology

Lithologies at the Pine Grove Project consist of the Granodiorite of Lobdell Summit with isolated roof pendants of Mesozoic metavolcanic rocks, and dikes ranging in composition from andesite to rhyolite. The Mesozoic intrusive rocks are overlain by Tertiary sediments and intruded by Tertiary rhyolites.

9.2.1.1   Metavolcanic Rocks

The oldest rocks in the Pine Grove Project area are metamorphosed volcanic and hypabyssal intrusive rocks of the Mesozoic metavolcanic sequence that occur as roof pendants in the granodiorite. Compositions include andesite, dacite and fine- to medium-grained diorite, and are typically greenish as a result of lower greenschist grade metamorphism. Small pods of magnetite-bearing skarn developed locally in the andesitic portions of the rock.

9.2.1.2   Granodiorite

The Granodiorite of Lobdell Summit forms the basement rock in the area and is host to the known mineralization in the area. Granodiorite predominates but quartz monzonite, monzonite, diorite and granite phases can be found as well. Intruding the granodiorite are dikes and plugs of a leucocratic rock that was given the field term "microgranite". The rock is fine- to medium-grained and equigranular, and graphic intergrowths of quartz with feldspars are common.

9.2.1.3   Dikes

The granodiorite is cut by dikes ranging in composition from andesite to rhyolite that occur within the Pine Grove fault zone and run parallel to its strike. Thicknesses range from a few cm to over 30 m, commonly with chilled margins.

Dikes of granite porphyry are the oldest in the dike sequence and volumetrically are the second most important. A single continuous fault-displaced body 7 to 30 m thick runs through the core of the district and numerous small dikes are found throughout the area. At the Wheeler mine, the granite porphyry dike lies closest to the contact between the granodiorite and the hangingwall Tertiary rocks, east of all other major dikes. Quartz-feldspar intergrowths in the groundmass are myrmektic or graphic.

Rhyolite porphyry is the most abundant of the dike lithologies and it occurs as several discrete, discontinuous dikes. Vermicular intergrowths of quartz and plagioclase, and aplitic intergrowths of quartz and orthoclase were noted.

Andesite dikes are few in number, typically less than 3 m thick and discontinuous. They occur within the mineralized area at the Wheeler mine above the granite porphyry and amongst the rhyolite porphyry dikes in the footwall to the southwest.

Dacite occurs as several discontinuous dikes south and west of the granite porphyry and amongst the rhyolite porphyry dikes. Its occurrence is restricted to the immediate vicinity of the mineralized bodies at the Wheeler and Wilson mines.

9.2.1.4   Tertiary Rocks

A thick sequence of Tertiary conglomerate and sedimentary breccia occurs in the hanging wall of the Pine Grove fault. The conglomerate is heterolithic, poorly sorted, and weakly indurated. Clasts range in size from less than 1 cm to over 6 m in diameter and are angular to sub-rounded in a matrix of iron-stained, sand-sized particles. The most common clast lithology is "microgranite". This sequence is thought to correlate with the Morgan Ranch formation of the Wassuk Group.

Following the onset of faulting and extensional rotation, intrusions of red-brown rhyolite were emplaced along structures. Dikes and small plugs form steep, resistive outcrops in Pine Grove Canyon and follow two predominant structural orientations: a west-northwest-striking set and a north- to northeast-striking set. Conical-shaped intrusive plugs form several of the distinctive topographic features in the area, including Sugarloaf and Mt. Etna. The rock is distinctly flowbanded and often highly contorted.

Andesite dikes intrude the Tertiary conglomerates along vertical faults throughout the district. The dikes dip steeply and rarely exceed 1 m in thickness.

9.2.2   Metamorphic Alteration

The pre-Tertiary intrusive complex was metamorphosed during the Mesozoic deformation event. This event followed the emplacement of the granite porphyry and rhyolite porphyry dikes, that show biotized mafic minerals, but had concluded before intrusion of the dacite dikes that exhibit only actinolite alteration formed during a subsequent event. The metamorphism marks a break in the trend of increasing silica content and decreasing grain size from early granodiorite through "microgranite" to granite porphyry and rhyolite porphyry, followed by the more intermediate dacite.

Metamorphic alteration is potassic in nature and is characterized by replacement of mafic minerals with fine-grained masses of hydrothermal biotite. The alteration is recognized macroscopically by a "shreddy" appearance to the biotite in the mafic mineral sites.

The metamorphic alteration is developed most strongly within the Pine Grove fault, where biotite has replaced the mafic minerals and grown along shear planes to form a pronounced streaky foliation. In hand sample, strongly foliated rocks appear in places to be mylonitic.

9.2.3   Local Structure

The most significant structure in the Pine Grove Project area is the Pine Grove fault that strikes roughly northwest, dips northeast, and extends for at least 2 km through the property. The fault zone is characterized by extensive diking, parallel to its strike, over a map width of 450 meters. The contact of the granodiorite with the hangingwall sedimentary units is exposed only at the Wheeler mine. Elsewhere in the district the fault is recognized by lithologic breaks, the parallel diking, and the metamorphic foliation.

South of Pine Grove Canyon the fault strikes northwest, but north of the canyon the fault strikes east-west through the Wilson mine area, then changes strike to due north. The Pine Grove fault probably has an aggregate displacement of at least many hundreds of m.

Northeast-striking faults, seen at the deposit scale, dip steeply northwest or southeast and show minor normal displacements. The northeast set is cut by a set that strikes west-northwest, deeps steeply north and shows right-lateral oblique displacement. Several of these faults follow Pine Grove Canyon and cut the Pine Grove fault. The latest faults in the district are a north to northwest-striking set that dips steeply northeast, and are likely related to the youngest episode of Basin and Range faulting in the region.

10 DEPOSIT TYPE

The mineralization at the Pine Grove Project consists of native gold with minor copper in thin, sheeted, quartz veins in a shear zone in intrusive rocks. Future work will focus on identifying and expanding zones of quartz vein mineralization within the shear zone. The shear zone is thought to be disrupted by later faulting, and exploration at the property will focus on locating additional mineralized areas within undiscovered portions of the shear zone.

The style of mineralization encountered at the Pine Grove Project most closely resembles the "Shear Zone" sub-type of the "Plutonic-Related Au Quartz Veins and Veinlets L02" deposit type as described by Lefebure and Hart (2005). In particular, the mineralization at the Pine Grove Project has the following features in common with the "Plutonic-Related Au Quartz Veins and Veinlets L02" deposit type:

- Host rocks are equigranular granodiorite with associated, highly differentiated, porphyritic dikes.
- Veins are a few mm to less than a m thick and are hosted by an extensional shear zone. Veins are strongly structurally controlled, are sheeted, and are oriented parallel to the shear zone host.
- Veins contain native gold, pyrite, chalcopyrite, and pyrrhotite. Gangue consists of quartz, and sulfides comprise less than 10 percent of the veins.
- Alteration consists of biotite, albite, and sericite, and is spatially restricted to the mineralized zone.
- Veins occur close to the associated granite dikes.
- Mineralization occurs in relatively small tonnage but at relatively higher (70 g/t) grades, compared to other sub-types of Plutonic-Related Au Quartz Vein deposits.

11 MINERALIZATION

Known gold mineralization at the Pine Grove Project is found at the Wheeler and the Wilson mines. The two areas show similar alteration and mineralization characteristics but differ in their structural signatures due to differing locations within the Pine Grove fault.

11.1 Wheeler Mine

The Wheeler mine is situated in a block of granodiorite adjacent to the hangingwall of the Pine Grove fault at the contact with the Tertiary conglomerate and above the granite porphyry and other dikes.

11.1.1 Wheeler Mine Structure

The 100 m-wide block of mineralized granodiorite is confined on the east by the hangingwall structure of the Pine Grove fault (termed the Wheeler fault) and on the west by a parallel fault that was termed the Stonehouse fault. The Wheeler fault dips about 30 degrees to the east, and the Stonehouse fault dips roughly 70 degrees to the east. The block of mineralized granodiorite between the faults is strongly sheared and brecciated, with textures ranging from early, shallow-dipping, brittle-ductile smearing of foliated biotite to more steeply-dipping brittle, cataclastic breccia and gouge zones that parallel the Wheeler fault.

Post-mineral shearing has disrupted the internal structure at the Wheeler mine veins system such that sizable volumes of gold-bearing gouge are typically encountered. This shearing has disrupted the veins and produced zones of crushed and pulverized material containing tiny blebs of silica that were probably once portions of discrete veins.

11.1.2 Wheeler Mine Alteration

Hydrothermal alteration consists of early, prograde, high-temperature potassic alteration (biotization and potassium feldspar replacement), followed by an albititc alteration event, then a transitional chlorite-actinolite event that hosts the gold mineralization. Mineralization was followed by retrograde quartz-sericite-pyrite alteration. The alteration events are telescoped and overlap each other, and for the most part are restricted to the mineralized block of granodiorite.

11.1.3 Wheeler Mine Gold-Bearing Veins

Two sets of quartz veins were emplaced early in the transitional chlorite-actinolite alteration event, followed by sulfide veinlets, fracture coatings, and thin quartz veins that occupy brittle faults. The first set of quartz veins does not contain appreciable gold mineralization, however, all of the later veins and fracture coatings do. The gold-bearing veins, veinlets, and fracture coatings are confined to stacked, shallow-dipping tabular zones several m in thickness in the altered and sheared granodiorite that parallel the Wheeler fault.

The earlier barren quartz veins are cut by a set of gold-bearing quartz veins that are similar in appearance. The mineralized quartz veins contain pyrite with minor chalcopyrite, pyrrhotite, and native gold. Gold occurs as irregular grains from about 0.1 mm to several mm in size. In unoxidized material it is found either in cracks in, or on the surface of, pyrite crystals, typically near chalcopyrite grains, It is also found along quartz grain boundaries or as tiny inclusions in pyrite. In oxidized samples the gold occurs as larger isolated grains in patches of iron oxide. The sulfide content in the veins rarely exceeds 10 percent and is commonly much less.

Veinlets less than a few mm thick of fine-grained, subhedral pyrite and anhedral chalcopyrite, with minor quartz, cut the gold-bearing quartz veins. The veinlets typically contain gold and are spaced a few cm apart to form irregular stockwork zones.

Thin quartz veins from about 1 to 10 cm thick occur in gouge zones in brittle faults that post-date the brittle-ductile shearing event. These veins can assay over 100 g/t gold, and some of the stopes in the upper workings of the mine followed narrow, vertical zones that trended northwest or east-northeast, apparently exploiting these veins.

11.1.4 Wheeler Mine Geochemistry

Analyses of drill cuttings from the Teck drilling show gold assays as high as 65 g/t over a 1.52 m (5 ft) sample interval, and copper values as high as 0.88 percent. Copper averages 0.11 percent in gold-mineralized samples. The copper to gold ratio (%Cu/opt Au) for all samples is 2.4. Multi-element analyses of the drill samples show no significant enrichment or depletion of any elements other than gold and copper.

11.1.5 Wheeler Mine Mineralized Body

The gold mineralization forms an elliptical shaped tabular zone measuring 400 m by 200 m, and about 90 m in thickness. It lies parallel to the Pine Grove fault and its dikes, and dips about 30 degrees to the northeast. The body consists of one to three sub-parallel, irregular zones of anomalous gold mineralization from 3 m to over 15 m thick that anastomose and coalesce. Assay values can be erratic within the zones, but the zone closest to the hangingwall contact contains the highest grades and shows the best continuity. Mineralization feathers out along strike to the northwest and southeast, and pinches out abruptly down-dip. The bottom of the body lies at least 30 m above the contact with the granite porphyry dike. Post-mineralization shearing has disrupted the body producing abundant gold-bearing breccia and gouge. Oxidation is partial and extends from the surface to the depth extent of the drilling. The uppermost portion of the mineralized body has been truncated by the Wheeler fault, and a substantial portion of the deposit may have been displaced to the northeast.

11.2 Wilson Mine

The Wilson mine is situated in several discrete slices of granodiorite within the Pine Grove fault footwall to the granite porphyry dike. Shearing and structural disruption at the Wilson mine is less intense than at the Wheeler mine.

11.2.1 Wilson Mine Structure

The Pine Grove fault in the vicinity of the Wilson mine strikes roughly east-west and dips from flat to 15 degrees north. The hangingwall contact of the Pine Grove fault is not exposed in the Wilson mine area.

11.2.2 Wilson Mine Alteration and Gold-Bearing Veins

Alteration at the Wilson mine is similar to that found at the Wheeler, although the intensity is much weaker. Gold-bearing veins are similar to veins at the Wheeler, and range up to 1 m in thickness. Veins are traceable for 15 m or more in surface outcrops, are strongly fractured and stained with iron and copper oxides, and contain discontinuous pods to several cm of sulfide-rich, siliceous material. Assays from the drilling range as high as 50 g/t gold over 1.52 m (5 ft), with copper values as high as 0.35 percent.

11.2.3 Wilson Mine Mineralized Body

Gold mineralization is confined to discrete tabular zones in the granodiorite that dip between 0 and 10 degrees north. Two or three, and in places up to six, separate, stacked mineralized zones from 3 to 20 m thick are separated by thicker, unmineralized rhyolite porphyry and dacite dikes. The deposit is traceable for 150 m down-dip, and the mineralized zones extend virtually flat for at least another 350 m down-dip to the north where gold-bearing veins have been encountered in drill holes. The mineralization at Wilson is much less disrupted than at the Wheeler due to a lack of significant shearing.

12 EXPLORATION

Geological personnel from Lincoln Gold Corp. have conducted surface reconnaissance over the entire Pine Grove District in an effort to confirm past geological mapping by Teck Resources and to identify areas of potential mineralization. In the course of this work, 90 new lode claims were staked in the name of Lincoln Gold Corp. An area north-northwest of the Wilson deposit in Scotts Canyon was found to have old mine working not indicated on U.S. Geological Survey topographic maps.   This area appears connected to the Wilson mineralization and was subsequently covered by Company claims LG 1, LG 3, and LG 5. Field inspection of three claims, the Harvest, Winter Harvest, and Harvest Fraction indicated excellent potential and the claims were purchased from the owner. Claims controlled by Crown Development and Mining Company (Wallace J. Cavanaugh) were inspected and recommended for acquisition.

All drilling and surface sampling conducted by Teck Resources was reviewed by Company geologists. General areas warranting additional exploration drilling were inspected in the field and require additional field work to further define targets.

13 DRILLING

13.1 Teck Resources – 1988 to 1992

The only historical records of drilling on the property relate to an exploration program undertaken by Teck Resources from 1988 to 1992. During this period Teck drilled some 160 surface reverse circulation (RC) holes, both vertical and angle, comprising 16,159 m (53,000 ft) as outlined in Table 13.1 below.

The bulk of the drilling was concentrated at the Wheeler and Wilson mines where the vertical RC holes were collared on roughly 35 m spaced grids that cover the two mineralized areas. Holes were also drilled around the grids to attempt to identify the margins of the mineralization.

Following completion of the vertical grid drilling, RC angle holes were drilled through the mineralized zones. At the Wheeler mine, the angle holes were situated at roughly 35 m intervals in the hangingwall and drilled to the southwest, covering about 300 m of the strike of the mineralization. The holes were angled at 60 degrees to intersect the mineralized zones at 90 degrees. A few angle holes were drilled down-dip to the northeast from the footwall side as well, to test for steeper mineralization controls. At the Wilson mine, the mineralization is essentially flat, so angle drilling was not necessary to intercept the mineralized zones at 90 degrees, however, six angle holes were drilled at 70 m intervals along the deposit to test for the presence of steeper mineralization controls.

In addition, several holes were drilled between and around the two mineralized areas for exploration purposes.

The drilling was carried out by professional drilling contractors using industry-standard drilling equipment. The drilling and sampling were supervised by Teck professional personnel. Down-the-hole hammer bits were used throughout. Drilling was conducted dry when possible, however, water was occasionally injected, when conditions required, in order to avoid sample contamination. The bulk of the drilling was done dry, and water injection typically occurred only at depth in the holes. Sample recovery from the RC drilling was very good. No other details on the Teck drilling were available at the time of writing this report.

Table 13.1
Teck Resources Drilling at Pine Grove

Location	Type	No. of Holes	Total Footage
Wilson Mine	RC*	62	18,775
Wheeler Mine	RC	98	34,225
Total		**177**	**53,000**

The Teck surface RC drill holes are plotted on drill hole plans on Figures 13.1 to 13.3.



Figure 13.1 – Drill plan for all drilling at Pine Grove – Wilson in top left, and Wheeler in the lower right. Grid spacing is 1000 ft.



Figure 13.2 Drill hole plan at the Wilson deposit. Grid spacing is 500 ft.



Figure 13.3 – Drill plan at the Wheeler Deposit. Grid spacing is 500 ft.

13.2 Lincoln Gold Metallurgical Drilling

In February 2008, Lincoln Gold drilled four core holes to acquire mineralized material for metallurgical testing. Major Drilling out of Carlin, Nevada was the drilling contractor. Large-diameter PQ (85 mm diameter) core and HQ (63.5 mm diameter) core were recovered. Two (2) core holes were drilled on the Wilson deposit and two (2) core holes were drilled on the Wheeler deposit. Drilling conditions were extremely difficult due to zones of shattered rock and clays. Mine workings (voids 5 to 7 ft) were encountered in both holes on the Wilson deposit. The core was logged on site and remains locked in a metal storage unit in Yerington, Nevada. Metallurgical tests are planned at McClelland Laboratories in nearby Reno, Nevada.

An effort was made to locate the core holes in mineralized zones adjacent (± 10 ft) to existing reverse-circulation drill holes completed by Teck Resources.   Core-hole numbers reflect the adjacent Teck drill hole number with the addition of the letter "A". Table 13.2 lists general core-hole data.

Table 13.2
Lincoln Gold Metallurgical Drilling at Pine Grove

Hole No.	Deposit	Core	Recovery	Azimuth	Dip	Depth (ft)
WL10A	Wilson	PQ & HQ	Fair to Good	NA	-90°	199.0
WL34A	Wilson	PQ	Good	NA	-90°	201.0
WR2A	Wheeler	PQ & HQ	Good	NA	-90°	149.0
WR82A	Wheeler	PQ & HQ	Poor	240°	-45°	250.0
4 Holes					**Total:**	**799.0**

14 SAMPLING METHOD AND APPROACH

The RC drill holes completed during Teck's exploration program were sampled for geochemical analyses and geologic logging. Samples were taken over the entire length of every hole at regular intervals of 1.52 m (5 ft). For the vertical drilling at the Wheeler mine, where the mineralization dips at 30 degrees, the samples represent a true length of about 1.3 m. The angle holes at the Wheeler intercepted the mineralization at 90 degrees, and these samples represent true widths. Because the mineralization at the Wilson mine is essentially flat, samples there also represent true widths.

14.1 Sampling Procedures

All of the material returned by the drill from each sample interval was collected in 5-gallon buckets by personnel from the drilling company under the supervision of a Teck geologist. The samples were then divided with a riffle splitter to produce two sample splits, each weighing roughly 5 to 10 kg, for each sample interval. The sample splits were transferred to olefin sample bags and labeled on the outside in permanent marker with the drill hole number and footage. The bagged sample splits were then piled in two separate areas at the drill site.

One set of sample splits (the "assay sample") was transported to Chemex Lab's sample receiving facility in Sparks, Nevada. The assay samples were transported to the lab at the end of each day, or every other day at the most. At the beginning of the program, the assay samples were transported to the lab by Teck personnel directly from the drill site. Later in the drilling program, personnel from the lab picked up the samples each day.

The other pile of samples (the "second splits") remained at the drill site where some samples from each hole were selected for check assaying at various times during the drilling program. At the end of the program the second splits were retrieved from the drill sites and discarded.

A handful of material from each sample interval was collected by the supervising geologist as the sample was collected and split. The material was examined and described on a logging sheet at the drill site. A portion of the material was transferred to a plastic chip-tray and labeled. The chip trays were transported to Teck's office in Reno, Nevada for storage.

14.2 Interpretation of Results

The assay results from the samples show that coherent zones of gold mineralization are present in most of the holes drilled at the Wheeler and Wilson mines. The zones are reflected in assay composites that range from 3 m of 0.5 g/t, to 18.2 m of 2.9 g/t, using a minimum thickness of 3 m (10 ft) and minimum grade of 0.5 g/t. Some of the better composites include 6.1 m of 9.4 g/t and 10.6 m of 11.6 g/t. Within the composites, individual 1.52 m assays can vary, but in general, all values within a composite are above the cutoff value.

The composites correlate well from hole to hole, and geologic modeling of the mineralized composites shows that the gold-bearing zones are confined to several stacked, sub¬parallel, irregular zones that range in thickness from 3 m to over 15 m that extend across several holes along strike and down-dip, with a shallow dip parallel to the Pine Grove fault.

The author believes the sampling was conducted in a careful and accurate manner. The check assaying that was conducted during and after the drilling program confirmed that the samples provide reproducible results, hence it is believed that the samples were representative of the mineralized material that was drilled.

15 SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1 Sample Preparation and Analyses

Samples were prepared in a standard manner and assayed by standard methods. At the beginning of the drilling program, all samples were analyzed for standard suite of metals associated with Cordilleran ore deposits, such as gold, silver, copper, lead, zinc, arsenic, antimony, and mercury. After some time, it was found that only gold and copper values were significant, and subsequent samples were analyzed for gold and copper only.

A selected number of representative samples were also analyzed for a full suite of elements.

The analyses were conducted by Chemex Labs, now ALS-Chemex Labs at their Sparks, Nevada facility. Chemex Labs is an ISO certified, QMI registered facility that practices the following quality control procedures:

- Certified Reference Materials
- Duplicates
- Spikes
- Surrogates
- Secondary and project Standards
- Inter Laboratory Testing

Leftover material from the sample preparation (the "sample rejects") and the leftover pulverized split used for the assay charge (the "pulp") for each sample was returned from the Chemex Lab facility after the analyses were completed and were stored at the Teck office in Reno. None of these materials remain.

Copies of the original assay certificates are available for the Teck drill holes, along with the Teck drill logs.

15.2 Check Assaying

A comprehensive check assay program on selected sets of representative samples was instituted during the drilling program. Sets of pulps covering varying depths over the span of holes were submitted to a second laboratory (Bondar Clegg labs in Sparks, Nevada) for reanalysis. Selected rejects were used to create new pulps that were then analyzed. Second splits were re-bagged and re-labeled and submitted to Chemex Labs for analyses.

The results of the check assaying for the drilling program showed that the analyses of the pulps from the second laboratory agree well with the Chemex Lab analyses, indicating that the Chemex Lab analyses were precise and accurate. Plots of all check assays for all holes (essentially check assay values vs. time) show no drift over time. The tests of the rejects and second splits show that the analyses of the original pulps were representative of the material collected at the drill site.

15.3 Security

Samples were safeguarded by Teck personnel until they were transferred to the care of the laboratory. Chemex Labs, being one of the most highly regarded analytical laboratories in the world, was responsible for safeguarding the samples under their control, and prepared and anaylzed them in a very high-quality and professional manner. Assay samples were sent to Chemex Laboratories at their Sparks, NV facility. Samples were analysed for gold and copper.

No other details were available at the time of writing this report. However, given the competence of the operator (Teck), it is expected that this work was carried out to a standard of care that was typical at that time. The author has no reason to suspect that the sample preparation, analyses or security were inadequate.

16 DATA VERIFICATION

The Teck drilling database was supplied to MineFill in the form of scanned paper logs, scanned copies of the original assay certificates, and scanned copies of the drill hole collar locations and down-hole surveys. At the request of Lincoln Gold in 2008, ALS Chemex re-issued original assay certificates from their archival retrieval system. The Teck data contained 160 drill holes with collar coordinates and surveys, 2568 assays for the Wilson mine area, and 6520 assays for the Wheeler mine area.

A comprehensive program of data entry and data verification was undertaken by MineFill prior to the building of a resource model. This validation provided a clean database wherein each assay in the database tables was verified against the original certificate.

None of the drill cuttings, assay rejects, or assay pulps from the drilling program remain. However, it is felt that the original Chemex Labs assay certificates and Teck drill logs provide a quality, highly-accurate foundation for the database. Teck is a large, responsible, highly professional mining and exploration company that uses professional, industry-standard, procedures to produce high-quality data, and there is no reason to suspect the Pine Grove Project data is of any different quality.

17 ADJACENT PROPERTIES

The Pine Grove district includes a number of former producing gold mines. The closest is the Rockland Mine which had estimated historic production of between 18,000 and 35,000 ounces of gold from the 1870's to the 1930's. Mineralization at Rockland is hosted in banded epithermal veins comparable to the Sleeper and Midas bonanza vein districts elsewhere in Nevada. Previous drill programs at Rockland have identified a bulk-mineable low-grade, open-pit gold target. This property is now under option to Romarco Minerals and is actively being explored in a drilling campaign (source: Romarco Minerals News Release dated February 2005).

The Pine Grove District is also near the skarn and porphyry hosted copper deposits at Yerington. Copper was first found in the Yerington District in 1865. Up to 1940, the district had produced over 17 million dollars in metal, chiefly in copper. In 1953 the Anaconda Company began producing copper from its mill in the town of Weed Heights, adjacent to Yerington. Between 1953 and 1965, Anaconda produced 800 million pounds of copper (internet source: www.scripophily.net/yermouncopco.html).

The Yerington District is mostly played out now, however a number of small operations remain, and exploration is ongoing.

Readers are cautioned that the authors of the Technical Report have not verified the information quoted herein from other sources, and it is not necessarily representative or indicative of the mineralization at Pine Grove.

18 MINERAL PROCESSING AND METALLURGICAL TESTING

Teck Resources undertook a program of bottle roll tests on ten samples of ¼-inch minus rotary drill cuttings. The samples were taken from different portions of the deposit, from various depths, and various grades in order to get a representative composite sample. Most of the samples were individual 5-ft assay intervals, but two were composites from more than one hole. Leach times were extended to 144 hours due to the presence of coarse gold, but it was found that the bulk of the gold was in solution within 48 hrs. A summary of the results is presented in Table 18.1 below.

Table 18.1
Teck Resources Bottle Roll Test Results

Sample Id	Head Grade (g/t) Au	% Au Recovery	Cu Grade (ppm)	CN (kg/t)	Lime (kg/t)
WR2 – 15-20 ft	2.19	66	100	0.08	5.1
WR2 – 30-35 ft	6.13	58	262	0.07	3.1
WR2 – 175-180 ft	o.27	75	530	0.30	4.1
WR2 – 195-200 ft	4.28	72	5450	1.80	2.2
WR13 – 125-130 ft	16.66	65	2060	1.55	2.2
WR13 – 140-145 ft	4.39	79	630	0.72	2.4
WR73 – 25-30 ft	2.40	84	925	0.66	3.1
WR13 & WR14 Composite	0.58	82	564	0.57	8.0
WR83 & WR85 Composite	2.33	81	1563	2.05	12.3
WR13 – 100-110 ft	4.63	57	5375	3.47	8.6

The recoveries for the ten samples range from 57 to 84 percent, with an average of 73 percent. Teck concluded there did not appear to be a relationship between recovery and the sample depth.

The Teck bottle roll tests provide a good overview of the range of metallurgical recoveries that can be expected at Pine Grove, based on composite samples from different portions of the deposit, at varying depths, and under varying grades.

Core from four metallurgical holes drilled by Lincoln Gold in February 2008 will be submitted to McClelland Laboratories in Reno, Nevada for testing. A qualified metallurgist will determine the testing program and oversee the program.

19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

19.1 Overview

A National Instrument 43-101 compliant resource estimate was developed by MineFill based on the historical data since no new data was available at the time of writing this report. The database was first verified in accordance with Section 15 above, and then imported into LEAPFROG for pre-processing before block modeling.

The mineral resources were estimated in accordance with the definitions in the *Canadian Institute of Mining and Metallurgy and Petroleum* "Standards on Mineral Resources and Mineral Reserves" adopted by the CIM Council on December 11, 2005, and the CIM "Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves" dated November 23, 2003.

The resource calculation procedure included the following tasks:

- Entry of assay data from original assay certificates into an Excel database

- Verification of entered assay data

- Creating mineralized domains in LEAPFROG

- Creating grade shells in LEAPFROG

- Importing the grade shell wireframes into SURPAC

- Importing the geology and assay data into SURPAC

- Estimation of the mineral resource using a block modeling technique

19.2 Assay Statistics

To facilitate grade estimation and statistical analyses, drill hole samples were composited downhole in 5 foot intervals. Statistics on composites in the Wilson deposit are presented in Tables 19.1 and 19.2.

Table 19.1
Wilson Deposit Composites Statistics for Gold (opt)

Variable	Value
Upper Cap	N/A
Number of samples	1,242
Minimum value	0.000
Maximum value	0.484
25.0 Percentile	0.001
50.0 Percentile (median)	0.002
75.0 Percentile	0.010
97.0 Percentile	0.091
Mean	0.013
Variance	0.001
Standard Deviation	0.037
Coefficient of Variation	2.794
Skewness	6.713
Kurtosis	62.58

Table 19.2
Wilson Deposit Composites Statistics for Copper (ppm)

Variable	Cu
Upper Cap	N/A
Number of samples	1,242
Minimum value	0.000
Maximum value	3311
25.0 Percentile	35.83
50.0 Percentile (median)	87.76
75.0 Percentile	224.3
97.0 Percentile	1088
Mean	203.2
Variance	105911
Standard Deviation	325.4
Coefficient of Variation	1.60
Skewness	3.8
Kurtosis	23.19

The composites are based on verified drill hole assays. The Wilson composite data is also presented graphically in Figure 19.1 and Figure 19.2.



Figure 19.1   Wilson Gold Composites Histogram Plot



Figure 19.2   Wilson Copper Composites Histogram Plot

Statistics on Wheeler deposit composites are presented in Table 19.3 and Table 19.4.

Table 19.3
Wheeler Deposit Composites Statistics for Au (opt)

Variable	Value
Upper Cap	0.5
Number of samples	2,120
Minimum value	0.000
Maximum value	0.500
25.0 Percentile	0.001
50.0 Percentile (median)	0.005
75.0 Percentile	0.021
97.0 Percentile	0.398
Mean	0.039
Variance	0.009
Standard Deviation	0.096
Coefficient of Variation	2.482
Skewness	3.638
Kurtosis	16.17

Table 19.4

Wheeler Composites Statistics for Cu (ppm)

Variable	Value
Upper Cap	N/A
Number of samples	2,120
Minimum value	0.000
Maximum value	6454
25.0 Percentile	64.16
50.0 Percentile (median)	168.9
75.0 Percentile	450.2
97.0 Percentile	2327
Mean	422.1
Variance	516231
Standard Deviation	718.5
Coefficient of Variation	1.702
Skewness	4.084
Kurtosis	24.81

The composites in the Wheeler deposit are based on verified drill hole assays with the exception of Au, which has been capped at 0.5 opt to treat anomalous high grade samples. The Wheeler composite data is also presented graphically in Figure 19.3 and Figure 19.4.



Figure 19.3   Wheeler Gold Composites Histogram Plot



Figure 19.4   Wheeler Copper Composites Histogram Plot

19.3 Grade Domain Boundaries

The verified assay data was imported to LEAPFROG in order to model the mineralized domains and grade shell boundaries. LEAPFROG is a proprietary 3D geological modeling package that allows rapid construction of geological and grade shell wire-frames directly from scattered drill hole data. Leapfrog uses recently developed rapid 3D interpolation methods that were refined and modified to suit geological modeling problems. The gold grade shell created for the Wilson deposit is presented in Figure 19.5, as well as a northing cross section through 50800N in Figure 19.6.



Figure 19.5   LEAPFROG Digital Model of 0.0005 opt Au Grade Shell for Wilson

(Plan view – north is up)



Figure 19.6   Cross Section Through the Wilson Deposit at 50800N

For the purposes of estimation, only the main grade shell is considered, the remaining shells are excluded; all composites and block model estimations are constrained to the main grade shell. The gold grade shell created for the Wheeler deposit is presented in Figure 19.7, as well as an easting cross section through 54500E in Figure 19.8.



Figure 19.7   LEAPFROG Digital Model of 0.0005 opt Au Grade Shell for Wheeler
(plan view – north is up)



Figure 19.8   Cross Section Through the Wheeler Deposit at 54500N

The main grade shell observed above is used as a constrain for the Wheeler deposit; all composites and block model estimations are constrained to this main grade shell.

19.4 Variogram Modeling

The variogram characterizes the spatial continuity or roughness of a data set. Variogram analysis consists of the experimental variogram calculated from the data and the variogram model fitted to the data. The experimental variogram is calculated by averaging one half the difference squared of the values over all pairs of observations with the specified separation distance and direction. It is plotted as a two-dimensional graph.

The gamma symbol (γ) is a standard symbol for a variogram. Variogram value for distance "h" is given by the equation below

$$\gamma(h) = \frac{sum\,of\,(sample\,value - value\,of\,sample\,a\,dis\tan ce\,h\,away)^2}{2(number\,of\,pairs\,collected\,for\,the\,dis\tan ce\,h)}$$

The first step in variogram modeling is modeling the nugget effect. The nugget effect describes the expected difference between samples when the separation distance is almost negligible. The nugget effect encompasses both the inherent small scale variability and the errors due to measuring the sample values (human error and measurement system error). The sill in variogram modeling, represents the total variability inherent in the data. The last parameter of a variogram is the range, which is the separation distance at which the variability between pairs is equivalent to the overall data variability. When samples are separated by distances beyond the range of influence they have no spatial correlation.

To test for the nugget effect, the direction with the closest spaced data (usually the downhole direction) is used.

The variograms were modeled in the three orthogonal directions. The direction of greatest mineralization continuity, the direction of least mineralization continuity within the dip plane and the direction of least continuity across strike define the major, intermediate and minor axes of the ellipsoid of mineralization continuity.

From the LEAPFROG modeling, 0.0005 opt grade shells were generated for both Wilson and Wheeler deposits. Due to the lack of geological data, these grade shells were used as constraints when performing geostatistics. The downhole variogram modeling of Au for the Wilson deposit is presented in Figure 19.9.



Figure 19.9   Downhole Variogram for Composited Au Data in the Wilson Deposit

A spherical model reports a range of 150 ft, a nugget of 0.000101, and a cumulative sill of 0.00147. The downhole variogram modeling of Au for the Wheeler deposit is presented in Figure 19.10.



Figure 19.10   Downhole Variogram for Composited Au Data in the Wheeler Deposit

A spherical model reports a range of 91 ft, a nugget of 0.00551 and a cumulative sill of 0.0581. The final search parameters are presented in Table 19.5 and Table 19.6.

Table 19.5
Search Parameters for the Wilson Deposit

Anisotrophy Factors	
Semi Major Axis	1
Minor Axis	2.442
Other Interpolation Parameters	
Surpac Rotation Convention	ZXY LRL
Max. Search Distance of Major Axis	150
Max. Vertical Search Distance	150
Maximum Number of Informing Samples	15
Minimum Number of Informing Samples	3
Estimation	Inverse Distance
Inverse Distance Power	2
Cumulative Sill	0.001472
Nugget Effect	0.000101
Model	Spherical
Range	150
Azimuth	140
Plunge	0
Dip	-40

Table 19.6

Search Parameters for the Wheeler Deposit

Anisotrophy Factors	
Semi Major Axis	1
Minor Axis	2.164
Other Interpolation Parameters	
Surpac Rotation Convention	ZXY LRL
Max. Search Distance of Major Axis	90
Max. Vertical Search Distance	90
Maximum Number of Informing Samples	15
Minimum Number of Informing Samples	3
Estimation	Inverse Distance
Inverse Distance Power	2
Cumulative Sill	0.05810
Nugget Effect	0.005513
Model	Spherical
Range	90.85
Azimuth	150
Plunge	0
Dip	-50

19.5 Block Modeling

Two block models were created in SURPAC, one for the Wilson deposit and one for the Wheeler deposit. The block models' extents are dependent upon the grade shells in which they are to estimate. Block assay values were estimated using the inverse distance method (ID^2), for both Au and Cu. The assay database provided to MineFill did not include overburden thicknesses, thus the presence of overburden has not been represented in the block model. The search ellipsoid is constrained such that at least three composite sampled had to be present within the ellipsoid. The parameters used in each block model are outlined in Table 19.7 below.

Table 19.7

Block Model Parameters

Type	Wilson			Wheeler		
	y	x	z	y	x	z
Minimum co-ordinates	50,050	50,075	6125	48,250	53,280	5900
Maximum co-ordinates	51,550	52,035	7,285	50,850	55,260	7,200
User block size	20	20	20	20	20	20
Min. block size	5	5	5	5	5	5
Rotation Upon Axes(°)	0	0	0	0	0	0
Total Blocks	192,416			293,651		

It should be noted that the block model did not include any geological, lithological or structural controls owing to a lack of detailed information. It is recommended that future block model and resource updates include a comprehensive geological and structural model in order to better define the limits of mineralization, and to assist in variogram modeling of the gold and copper grade distributions. It is suggested that the model be tested by kriging gold and silver values separately.

19.6 Density

The historical data provided by Lincoln did not include any density or specific gravity measurements. In the Teck Resources polygonal estimate, a specific gravity of 2.7 was used; this factor has been applied to the block model results in order to calculate the resource tonnages.

In order to get a more realistic estimate of the in situ densities, MineFill suggests performing tests for specific gravity, from which a regression function can be derived.

19.7 Resource Classification

The resources are summarized on Tables 19.8 and 19.9 for Wilson and Wheeler respectively. The resources have been classified as Inferred, according to CIM (2005) resource classification standards.

Table 19.8
Undiluted Inferred Mineral Resources by Cutoff Grade – Wilson
(assays capped at 0.5 opt)

Cutoff (opt)	Tons	Au (opt)	Cu (%)	Au (oz)	Cu (lbs)
0.005	4,647,000	0.018	0.0210	83,531	1,953,000
0.010	2,738,000	0.025	0.0234	69,744	1,284,000
0.015	1,602,000	0.035	0.0252	56,056	807,000

Table 19.9
Undiluted Inferred Mineral Resources by Cutoff Grade – Wheeler
(assays capped at 0.5 opt)

Cutoff (opt)	Tons	Au (opt)	Cu (%)	Au (oz)	Cu (lbs)
0.005	4,367,000	0.059	0.0432	257,839	3,774,000
0.010	3,321,000	0.075	0.0465	250,236	3,087,000
0.015	2,647,000	0.091	0.0476	241,981	2,520,000

19.8 Limitations

The resources in Tables 19.8 and 19.9 are for insitu undiluted mineralization over a range of cutoff values. It is interesting to note, however, that Wheeler deposit is not very sensitive to the cutoff grade, suggesting that there is not that much low grade material at Wilson, and that the grade boundaries are sharp.

In upgrading these resources, both the tonnage and grade of the deposit will be impacted by the following factors:

- Mining dilution from waste sources adjacent to and internal to the deposits.
- The application of a minimum mining width
- The elimination of low grade or low value satellite "pods" of mineralization that are not contiguous to the deposit.

Given the project location in Nevada, the resources quoted herein are not expected to be particularly sensitive to environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues. These issues can be equated to an ancillary capital cost for project development.

Likewise, the resources are not expected to be materially affected by mining, metallurgy or infrastructure issues. These issues are typically included in the overall operating cost for the operation, and thus would impact the final economic cutoff grade. However, as we have seen in Tables 19.8 and 19.9, the resources are not sensitive to cutoff grade.

Although the writer has no basis to suspect there are errors in the Teck database, or that the data has been manipulated, the resources reported herein have intentionally been limited to Inferred because:

- There is no information available on the sampling and analytical protocols, or QAQC protocols or results.
- There are no remaining drill cores, chips or cutting samples with which to do an independent verification of the assays in the database,
- There are no detailed geological or structural maps with which to build a geological model to constrain the block model,
- The grades in the MineFill block model have been capped at 0.5 opt. While this is sufficient for this level of resource estimate, it does not properly account for the true variability and bonanza style grades that are present insitu.
- In the absence of any geological controls, the variography has been assessed using a normal distribution. The variography could be improved with the input of geological constraints on the data and running pairwise relative semi-variograms which would better account for the vein style of mineralization.

The next generation of block model for Pine Grove should include a geological model and a structural model, in order to better constrain the block model. This may allow much of the resources to be upgraded.

20 OTHER RELEVANT DATA AND INFORMATION

The author is not aware of any other technical information relevant to this document.

21 INTERPRETATION AND CONCLUSIONS

The Pine Grove district hosts several gold bearing quartz-vein stockwork style deposits emplaced in Mesozoic granitic host rocks. Exploration by Teck Resources in the early 1990's outlined a bulk tonnage low grade gold resource of roughly 2.5 million tons grading 0.06 opt containing 150,000 ounces. These resources are the un-mined remnants from mining carried out in the district in the late 1800's.

NOTE: The writer has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves, and Lincoln Gold is not treating the historical estimate as current mineral resources or mineral reserves as defined in Section 1.2 and 1.3 of NI43-101, hence the historical estimate should not be relied on.

A re-evaluation of the Teck data by MineFill produced similar results for the Wilson deposit, however, at Wheeler the MineFill estimate was considerably higher in both tons and grade. A detailed review of the drill assays superimposed on the Teck polygons revealed large zones of mineralized material that were not included in the Teck estimate.

There appears to be sufficient resources to justify further exploration at Pine Grove, and recommendations are provided herein. The Wheeler deposit shows the best immediate potential since it contains the bulk of the resources, and hosts a higher grade.

A ground reconnaissance of the area surrounding the Wheeler and Wilson mines suggest there may be additional resources that could be added with additional exploration. During the site visit the author noted a number of caved adits and mine dumps in an adjacent drainage to the north of Wilson.

22 RECOMMENDATIONS

Based on the information compiled to date, the Pine Grove project appears to offer significant potential for re-activating a historical mining district. However, before a decision can be made, additional data collection and verification is warranted.

The following exploration program has been designed by Lincoln Gold.

PHASE 1 – ADDITIONAL EXPLORATION

- o Lands – additional claims - $30,000
- o Photogrammetry – stereo orthophotos and digital topography - $30,000
- o Reverse circulation drilling - $450,000
    - ▪ 48 vertical holes at Wheeler – 14,000 ft. (Figure 22.1)
    - ▪ 33 vertical holes at Wilson – 9,000 ft. (Figure 22.2)
    - ▪ Total = 65 holes for 23,000 ft. at an all-in cost of $19.68/ft.
- o Assaying – 4600 samples - $90,000
- o Contract geologist - $150,000

- o   Drill pads and reclamation work - $65,000

- o   GIS work - $10,000

- o   Resource update - $25,000

- TOTAL PHASE 1 BUDGET - $850,000

Objective for Phase 1 – to confirm the grades and continuity of mineralization per the Teck drilling and resource estimate, and to test the lateral margins of the deposits at Wilson and Wheeler. Should the results prove positive, then the project should be advanced to Phase 2.

PHASE 2 – METALLURGICAL ASSESSMENT

- o   Metallurgical investigation - $150,000

  - ▪   Bottle roll tests

  - ▪   Column leach tests

  - ▪   Environmental characterization

- TOTAL PHASE 2 BUDGET - $150,000

- TOTAL BUDGET - $1,000,000

Objective for Phase 2 – to confirm the mineralization is amenable to conventional heap leaching or cyanide leaching. Given favorable results, the project should be advanced to a feasibility study to determine the potential economics.


53500E
54000E
54500E
55000E
N
50000N
49500N
49000N
48500N
Legend
Existing Drill Holes
Proposed Drill Holes
Feet
0 50 100 200 300 400 500
Lincoln Gold Corp.
PINE GROVE PROJECT
Wheeler Deposit
Proposed Drill Holes
Project Location: Lyon County, Nevada, USA
Figure 22.1



23 REFERENCES

Lefebure, D.V., and Hart, Craig, 2005, Plutonic-related Au quartz veins and veinlets, model L02, in Fonseca, A., and Bradshaw, G., eds., Yukon mineral deposit profiles: Yukon Geological Survey Open File Report 2005-5, p. 121–128.

Jackson, P.R., 1996, Geology and gold mineralization at the Pine Grove Mining District, Lyon County, Nevada, in Coyner, A.R., and Fahey, P.L., eds., Geology and Ore Deposits of the American Cordillera: Geological Society of Nevada Symposium Proceedings, Reno/Sparks, Nevada, April 1995, p. 403-417.

Princehouse, D.S., 1993, Geology and gold mineralization of Mesozoic rocks in the Pine Grove district, Lyon County, Nevada: Unpublished M.S. thesis, Oregon State Univ., 115 p.

DATE AND SIGNATURE PAGE

This report is dated September 30, 2008.

// David M.R. Stone //

_____

Dr. David M. R. Stone, P.Eng.

MINEFILL SERVICES, INC.

David M. Stone, P.Eng.
Minefill Services, Inc.
Bothell, Washington, USA
Telephone: (425) 486-0992
Facsimile: (425) 486-0882
E-Mail: dave@minefill.com

I, David M. Stone, P.Eng., do hereby certify that:

1. I am currently employed as a Mining Consultant and President of Minefill Services, Inc., PO Box 725, Bothell, Washington, USA 98041.
2. I graduated from the University of British Columbia with a Bachelors of Applied Science in Geological Engineering in 1980. In addition I have a Ph.D. in Civil Engineering from Queen's University (1985) and an MBA from Queen's University (2002).
3. I am a licensed Professional Engineer (P.Eng.) in British Columbia (Reg # 15025) as well as numerous other Canadian and US jurisdictions.
4. I have worked as a consulting mining engineer for the past 25 years, since graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am responsible for the technical report entitled "Technical Report on the Pine Grove Project, Lyon County, Nevada." dated September 30, 2008, (the "Technical Report") relating to the Pine Grove property.
7. I have considerable experience related to the preparation of engineering and financial studies for base metal and precious mines, including Preliminary Assessment reports, pre-feasibility and feasibility studies.
8. I visited the Pine Grove property on one occasion on July 23, 2007.
9. I have had no prior involvement in the Pine Grove property.
10. I am independent of each of the issuers, Lincoln Gold Corporation and LPT Capital Ltd., applying all of the tests in Section 1.4 of National Instrument 43-101.
11. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
12. As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
13. I consent to the filing of the Technical Report with any stock exchange and any other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of September, 2008.

David Stone

David M Stone, P.Eng.
MineFill Services, Inc.

MINEFILL SERVICES, INC.
P.O. BOX 725, BOTHELL, WASHINGTON USA 98041
TEL: 425.486.0992
FAX: 425 486.0882

British Columbia Securities Commission

Dear Sirs/Madame:

I, David M.R. Stone, P.Eng. of MineFill Services, Inc., do hereby consent to the public filing with the regulatory authority referred to above, and with any other applicable regulatory authorities, of the Technical Report titled "Technical Report on the Pine Grove Property, Lyon County, Nevada" dated September 30, 2008 (the "Technical Report") and to extracts from, or a summary of, the Technical Report in any written disclosure or news release by Lincoln Gold Corporation and LPT Capital Ltd.

Dated this 30th of September, 2008



_____

David M.R. Stone, P.Eng.
President
MineFill Services, Inc.